United Maritime Group, LLC
601 S. Harbour Island Blvd., Suite 230
Tampa, Florida 33602
June 30, 2010
VIA EDGAR AND FACSIMILE
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Maritime Group, LLC
United Maritime Group Finance Corp.
Registration Statement on Form S-4 (File No. 333-165796 & -01)
          Ladies and Gentlemen:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, United Maritime Group, LLC and United Maritime Group Finance Corp. (collectively, the “Issuers”) hereby respectfully request that the effectiveness of the above-captioned Registration Statement on Form S-4 (as amended to date, the “Registration Statement”) be accelerated to Friday, July 2, 2010 at 3:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.
          The Issuers hereby acknowledge that:
• should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuers from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and
• the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please confirm that the Registration Statement has been declared effective by telephoning Cristopher Greer, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8214. Comments with respect to this request or the Registration Statement may be directed to Mr. Greer by telephone or facsimile at (212) 728-9214.
          The cooperation of the staff in meeting the timetable described above is very much appreciated.
[SIGNATURE APPEARS ON THE FOLLOWING PAGE]

Sincerely,
United Maritime Group, LLC
United Maritime Group Finance Corp.

By: Name:	/s/ Walter Bromfield Walter Bromfield
Title:	Chief Financial Officer

cc:	Cristopher Greer, Esq.
Curtis Hogan, Esq.